Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

November 20, 2009
Welcome
We are entering a busy phase of the integration process, with Integration Program Office (IPO) team members and appointed task forces meeting regularly to map specific areas of integration. Since planning is ongoing, detailed strategies and priority initiatives are still being developed. The IPO is committed to communicating this information as decisions are made.
Representatives from BJ Services and Baker Hughes are continuing to prepare documentation and responses to satisfy all requests by the U.S. Department of Justice (DOJ). The DOJ’s antitrust division issued a second request for information in October. We continue to anticipate the merger to close in the first calendar quarter of 2010 accordingly.
Integration Task Force Teams
We are pleased to announce the following updates with regard to our task forces:
•	The legal task force has been developed and has named several team leads.
o	Baker Hughes: Will Marsh, Vice President of Legal, Western Hemisphere; and Mike Rasmuson, Vice President of Legal, Eastern Hemisphere

o	BJ Services: Blaine Edwards, Associate General Counsel; and Lee Whitley, Senior Corporate Counsel
•	Max Bouthillette, Chief Compliance Officer/Associate General Counsel, will lead the BJS compliance task force, specifically focusing on the Foreign Corrupt Practices Act. He will join his BHI counterpart, C.E. Rhodes, who was announced in the first Integration Update issue.

•	The IT task force, with the approval of the IPO, has chosen the SAP platform as our long-term enterprise information system to integrate and coordinate both companies’ business processes, such as HR, finance, inventory, etc. Conversion discussions and preparations will begin on day one of the merger close; but, combining BJS’ legacy systems into SAP will be a long-term project.
Road Shows and Product Line Overview Presentations
Since our last communiqué, the first group of road show presentations was completed in North America. Ronney Coleman, BJS Vice President of North America Pressure Pumping, and Andy O’Donnell, Baker

Hughes President, Western Hemisphere, presented an update on the integration process. Andy also introduced BHI’s leadership team, overall organization and philosophy during the BJS North American regional sales and operations managers (SOMS) meeting in Houston, as well as to management teams at BJS’ Mitchelldale, Denver and Lafayette offices. Fourteen additional presentations are planned for the United States, Mexico, Canada, Aberdeen, Dubai, Rio de Janeiro and Singapore.
In addition to the executive overviews, the management team from the Baker Hughes investor relations group and the Baker Atlas, INTEQ, Hughes Christensen, Reservoir Technology and Consulting Group and Baker Hughes Drilling product lines presented to BJ Services managers at the Tomball facility. The presentations were streamed live via a webcast to all BJS managers around the world. A meeting will be held on December 4 to cover the Baker Oil Tools, Baker Petrolite and Centrilift product lines.
Additionally, dates have been selected for BHI managers to learn more about the BJ Services organization, culture and product lines. Managers will have the opportunity to participate in a Q&A session. The presentations are as follows:
•	December 4 – BJ Services’ overall organization; process and pipeline services product line

•	December 11 – Pressure pumping services (stimulation, cementing, coiled tubing, etc.) product lines

•	January 8 – Oilfield services (chemical services, tool services, tubular services, completion tools, completion fluids, perforating systems) product lines
Please Remember
Baker Hughes and BJ Services will continue to operate independently until the merger has been approved by the stockholders and legally finalized.
•	All decisions related to this merger will be made by either the IPO or ISC.

•	All intercompany contacts must be pre-approved by the IPO. Please remember that all communication and data requests should go through the IPO to ensure compliance and alignment with outlined objectives.
For Additional Information
Please feel free to submit questions to your respective HR department. All frequently asked questions and other communication regarding the integration are available on the transition website, www.premieroilservices.com.
As we proceed with the integration, please continue to make safety and customer quality top priorities. Please do your part to ensure that our operations are as safe and environmentally responsible as ever.

Our companies have built their reputations on these qualities, and we have a continuing responsibility to uphold these principles as we come together to form a strong and dynamic team.
Andy O’ Donnell                                                             Dave Dunlap
Forward-Looking Statements
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans, market and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the Securities and Exchange Commission (the “SEC”), which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.
Additional Information and Where to Find It
On October 14, 2009, Baker Hughes filed with the SEC a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439- 8600.
The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Participants in the Solicitation
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.